PACIFICA BANCORP, INC.	Exhibit (11)
COMPUTATION OF PER SHARE EARNINGS

	For Three Months Ended
	March 31,
	2001	2000

Net income (loss)	$(171,258)	$90,865

Computation of average shares outstanding:

Shares outstanding at beginning of the period	3,258,208	3,215,328	(1)

Additional shares deemed outstanding because of stock dividends	-	-

Additional shares deemed outstanding because of stock splits	-	-

Shares redeemed under stock repurchase program	-	-

Shares issued during the year times average time outstanding during the year	5,664	-
Avearge basic shares outstanding	3,263,872	3,215,328

Dilutive shares	-	410,380
Average diluted shares outstanding	3,263,872	3,625,708

Basic earnings (loss) per share	$(0.05)	$0.03

Diluted earnings (loss) per share	$(0.05)	$0.03

(1) Adjusted for the two-for-one stock split effective January 1, 2001.